UBS SECURITIES LLC

299 Park Avenue

New York, New York 10171

April 22, 2013

VIA EDGAR AND ELECTRONIC MAIL

Edward P. Bartz

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	DoubleLine Income Solutions Fund (the “Fund”)

Registration Statement on Form N-2

File Nos. 333-186045; 811-22791

Dear Mr. Bartz:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the several underwriters of the offering of the common shares of beneficial interest of the Fund, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on March 22, 2013 and the Preliminary Prospectus dated March 22, 2013 began on March 22, 2013 and is expected to conclude at approximately 4:00 p.m., Eastern Time, on April 25, 2013, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 100,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the several underwriters of the offering of the common shares of beneficial interest of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective by 9:00 a.m. on Thursday, April 25, 2013, or as soon as practicable thereafter.

[Signature Page Follows]

Sincerely,

UBS SECURITIES LLC

As Representative

By: UBS SECURITIES LLC

By:	/s/ John T. Rabun
Name:	John T. Rabun
Title:	Executive Director

By:	/s/ Eric Varney
Name:	Eric Varney
Title:	Associate Director

[Signature Page to Acceleration Request by Underwriters]